Filed by Goldcorp Inc.
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended

Subject Company: Wheaton River Minerals Ltd.
Commission File No. 333-121725
Date: January 28, 2005

     The following slides have been added to the Powerpoint slide presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — the Superior Alternative”, dated January 25, 2005. The presentation was filed as Exhibit (a)(4)(H) to Amendment No. 3 to the Schedule TO filed by Goldcorp Inc. and Goldcorp Acquisition ULC on January 25, 2005 and as Exhibit 4.45 to Amendment No. 2 to Goldcorp Inc.’s registration statement on Form F-10 filed on January 25, 2005.

Production Growth Source: Company Reports and BMO Nesbitt Burns Research; Au only Goldcorp 2004 Wheaton 628 2005E 1,167 2006E 1,499 Gold Production (000 oz) 234 Glamis 400 650
GOLD RESERVES AND RESOURCES CATEGORY TONNES (mm) (100%) GRADE (g/t) ATTRIBUTABLE GOLD (mm oz) (37.5%) Bajo de la Alumbrera Proven & Probable 150.1 0.53 2.59 COPPER RESERVES AND RESOURCES CATEGORY TONNES (mm) (100%) Cu (%) ATTRIBUTABLE COPPER (mm t) (37.5%) Proven & Probable 150.1 0.48 0.72 Appendix B: Wheaton River Bajo de la Alumbrera Mine-Argentina (37.5%) Source: Wheaton River Minerals Website Acquired 37.5% interest in two separate transactions in 2003 Co-ownership: Xstrata 50%; Northern Orion 12.5% Open pit 300,000 tonnes per day 10+ years of proven and probable reserves Historical capex: US$1.2 billion Commercial production began February 1998 2004 production: 237,700 oz gold and 146 million lbs of copper 2005E production of 208,000 oz gold and 151 million lbs of copper
Appendix B: Wheaton River Amapari-Brazil (100%) Source: Wheaton River Minerals Website Amapari, Brazil GOLD RESERVES AND RESOURCES CATEGORY TONNES (mm) (100%) GRADE (g/t) ATTRIBUTABLE GOLD (mm oz) (100%) Proven & Probable 14.8 2.93 1.39 Measured & Indicated 6.6 1.43 0.30 Inferred 7.4 4.10 0.98 Located in Brazil's Amapa State Acquired in January, 2004 Open pittable heap leach oxide deposit and underground sulphide deposit Construction began in November 2003; production expected to begin in 2005 Estimated heap leach recoveries in excess of 90% Capex of open pit heap leach operation: $70 million (incl. payments of $15 million) Second $50 million underground phase to be funded with cash flow 2005E production of 61,000 oz of gold 2006E annual production: 189,000 oz of gold

This document is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed the following documents with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a take-over bid circular and (2) a notice of special meeting of Goldcorp shareholders and management information circular. Goldcorp has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a registration statement and prospectus and (2) a tender offer statement (which includes as an exhibit the notice of special meeting of Goldcorp shareholders and management information circular). Wheaton River has filed a directors’ circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Goldcorp’s offer. Glamis Gold Ltd. has filed a take over bid circular with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Goldcorp. Glamis has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Goldcorp: (1) a registration statement and prospectus and (2) tender offer statement. Goldcorp has filed a directors’ circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Glamis’ offer. Wheaton River investors and shareholders are strongly advised to read the Goldcorp registration statement and prospectus, the Goldcorp tender offer statement and the Wheaton River solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Goldcorp investors and shareholders are strongly advised to read the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular (which is included as an exhibit to Goldcorp’s tender offer statement) and the Goldcorp solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Investors and shareholders may obtain a free copies the documents described above at www.sedar.com or from the Securities and Exchange Commission’s website at www.sec.gov. Free copies of the following documents can also be obtained by directing a request to Goldcorp at the address referred to below: (1) the Goldcorp take-over bid circular, (2) the related letter of transmittal, (3) the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular, (4) the Goldcorp registration statement and prospectus, (5) the Goldcorp tender offer statement, (6) the Goldcorp directors’ circular, (7) the Wheaton River directors’ circular and (8) certain other documents.

For further information, please contact:

Goldcorp Inc.:

Ian Ball
Investor Relations
Goldcorp Inc.
145 King Street West
Suite 2700
Toronto, Ontario
M5H 1J8
Telephone: (416) 865-0326
Fax: (416) 361-5741
e-mail: info@goldcorp.com
website: www.goldcorp.com